UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong
Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Registered Direct Offering

On March 10, 2026, NFT Limited (the “Company”) entered into a securities purchase agreement (“Purchase Agreement”) with investors in connection with a registered direct offering (the “Offering”). The Offering closed on March 11, 2026.

The Company issued 720,779 units (the “Units”), each Unit consisting of one Class A ordinary share, par value $0.005 per share (“Ordinary Share”), and one warrant to purchase one Ordinary Share (each, a “Warrant”), at an offering price of $3.85 per Unit, resulting in gross proceeds of approximately $2.77 million. After deducting placement agent fees and offering expenses, net proceeds were approximately $2.58 million. The Company intends to use the net proceeds for working capital and general corporate purposes.

Each Warrant has an exercise price of $4.17 per Ordinary Share, is initially exercisable for one Ordinary Share, subject to adjustment as described below, and expires five years from the date of issuance.

Beneficial Ownership Limitation. A holder may not exercise Warrants to the extent that such exercise would result in the holder beneficially owning more than 4.99% of the Company’s outstanding Ordinary Shares. A holder may elect, prior to issuance, to increase this threshold to 9.99%, and may subsequently increase the limitation to up to 9.99% upon at least 61 days’ prior written notice to the Company.

Zero Cash Exercise. During the period commencing at 9:00 a.m. (New York City time) on March 12, 2026 and ending at 5:30 p.m. (New York City time) on March 25, 2026, the Warrants may be exercised on a “zero cash exercise” basis, subject to the applicable beneficial ownership limitation. The number of Ordinary Shares issuable upon a zero cash exercise is determined pursuant to a formula based on the Black-Scholes value of the Warrant and the recent closing bid prices of the Ordinary Shares, subject to a stated floor price of $0.834. Up to an aggregate of 3,439,689 Ordinary Shares may be issued if the Warrants are exercised in full on a zero cash exercise basis. Because holders may utilize the zero cash exercise feature, the Company believes it is highly unlikely that the Company will receive additional cash proceeds upon exercise of the Warrants.

Adjustments. The exercise price and the number of Ordinary Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations, reclassifications, and similar transactions affecting the Ordinary Shares.

Fundamental Transactions. In the event of a “Fundamental Transaction” (as defined in the Warrants), including a merger, consolidation, sale of all or substantially all of the Company’s assets, or similar transaction, holders of Warrants are entitled to receive, upon exercise, the same consideration that they would have received had they held the underlying Ordinary Shares at the time of such transaction. In addition, holders may require the Company or its successor to redeem the Warrants for cash in an amount equal to the “Fundamental Transaction Black Scholes Value” of the remaining unexercised portion of the Warrants, concurrently with or within 30 days after the consummation of such Fundamental Transaction.

The Company agreed to a 10-day restriction on the issuance of Ordinary Shares or convertible or exercisable securities, and on related registration statement filings, subject to certain exceptions. The Company also agreed to a 30-day prohibition on variable rate transactions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and affiliates of the Company entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for one hundred and twenty (120) days following the closing of the Offering.

In addition the Company entered into a placement agency agreement dated March 10, 2026 (the “Placement Agency Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $50,000 for the reasonable and documented out of pocket expenses including reasonable and documented legal expense of the Placement Agent.

The Company granted Maxim Group LLC a 12-month right of first refusal on future equity and debt offerings and agreed to pay a 12-month tail fee equal to the cash compensation earned in the Offering if investors introduced by Maxim Group LLC provide capital to the Company during that period.

Copies of the form of each of the Purchase Agreement, the Warrants, the Lock-Up Agreement and the Placement Agency Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Warrant, Lock-Up Agreement and Placement Agency Agreement are subject to and qualified in their entirety by each such document.

On March 10, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Conyers Dill & Pearman LLP is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Conyers Dill & Pearman LLP
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant
99.3	Form of Lock-Up Agreement
99.4	Placement Agency Agreement
99.5	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2026

NFT LIMITED

By:	/s/ Yanying Wang
Name:	Yanying Wang
Title:	Chief Executive Officer

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